# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FIRSTSUN CAPITAL BANCORP, CIK 0001709442
CUSIP: 33767U107
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1400 16th Street, Suite 250, Denver, Colorado (CO), 80202
Date of event which requires filing of this statement: 04/01/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001552781-24-000604
Filed by CIK 0002044272

## Reporting persons
- Max Alan Hale Family Irrevocable Trust u/a/d 6/1/2011: type of reporting person: other (OO); citizenship or place of organization: Missouri (MO); member of a group; sole voting power 1,816,000; shared voting power 0; sole dispositive power 1,816,000; shared dispositive power 0; aggregate amount beneficially owned 1,816,000 (4.12% of the class)
  Comment: Note for (1) Name of reporting person - 1,816,000 common shares held by the Max Alan Hale Family Irrevocable Trust U/A/D 6/1/2011. As of the date of filing this Amendment No. 1, Max Alan Hale served as the trustee of the above named trust.
- Max Alan Hale Trust Agreement U/A/D 6/1/1996: type of reporting person: other (OO); citizenship or place of organization: Kansas (KS); member of a group; sole voting power 100; shared voting power 0; sole dispositive power 100; shared dispositive power 0; aggregate amount beneficially owned 100 (0% of the class)
  Comment: Note for (1) Name of reporting person - 100 common shares held by the Max Alan Hale Trust Agreement U/A/D 6/1/1996. As of the date of filing this Amendment No. 1, Max Alan Hale served as the trustee of the above named trust.

## Item 1. Issuer
Name of issuer: FIRSTSUN CAPITAL BANCORP
Address of issuer's principal executive offices: 1400 16th Street, Suite 250, Denver, Colorado 80202

## Item 2. Person Filing
Name of person filing: The Statement is filed by the (i) Max Alan Hale Family Irrevocable Trust U/A/D 6/1/2011; and (ii) Max Alan Hale Trust Agreement U/A/D 6/1/1996 (each, a "Reporting Person" and collectively the "Reporting Persons").
Address of principal business office or, if none, residence:
1400 16th Street, Suite 250
Denver, Colorado 80202
Citizenship:
The Max Alan Hale Family Irrevocable Trust U/A/D 6/1/2011 is a trust existing in the State of Missouri.
Max Alan Hale Trust Agreement U/A/D 6/1/1996 is a trust existing in the State of Kansas.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of the date of filing this Amendment No. 1, the Reporting Persons beneficially owned an aggregate of 1,816,100 shares of the Issuer's Common Stock or 4.12% of the Issuer's Common Stock. The aggregate shares of the Issuer's Common Stock beneficially owned by the Reporting Persons has not changed since the initial Schedule 13G filed by the Reporting Persons on November 14, 2024. Max Alan Hale ("Hale") is the trustee of each of the Max Alan Hale Family Irrevocable Trust U/A/D 6/1/2011; and the Max Alan Hale Trust Agreement U/A/D 6/1/1996. As such, he may be deemed to have voting, investment, and dispositive power with respect to the securities described in this Amendment No. 1. The Reporting Person has ceased to be the beneficial owner of more than 5 percent of the Issuer's Common Stock. See Item 5 below.
Percent of class: As of the date of filing this Amendment No. 1, the Reporting Persons may be deemed to beneficially own 1,816,100 shares of the Issuer's Common Stock or 4.12% of the Issuer's Common Stock outstanding (see Item 4(a) above), which percentage was calculated based on 44,123,875 shares of the Issuer's voting Common Stock outstanding as of May 7, 2026 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 8, 2026.
Sole power to vote or to direct the vote: Each Reporting Person has the sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of the shares indicated in Item 4(a) as being beneficially owned by that Reporting Person. Because of the overlapping trusteeship of the Reporting Persons, however, the Reporting Persons may be deemed to have shared power to vote or direct the vote and the shared power to dispose of or direct the disposition of the entire 1,816,100 shares of the Issuer's Common Stock owned, in the aggregate, by the Reporting Persons.
Shared power to vote or to direct the vote: See (i) above.
Sole power to dispose or to direct the disposition: See (i) above.
Shared power to dispose or to direct the disposition: See (i) above.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit I.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit I: Joint Filing Agreement, dated as of August 6, 2026, by and among by and among the Max Alan Hale Family Irrevocable Trust U/A/D 6/1/2011; and the Max Alan Hale Trust Agreement U/A/D 6/1/1996.

## Signatures
- Max Alan Hale Family Irrevocable Trust u/a/d 6/1/2011: /s/ Max Alan Hale, Max Alan Hale/Trustee (08/06/2026)
- Max Alan Hale Trust Agreement U/A/D 6/1/1996: /s/ Max Alan Hale, Max Alan Hale/Trustee (08/06/2026)